Exhibit 4.45

FORM POWER OF ATTORNEY

I, [individual shareholder of VIE] a citizen of the [         ], the ID Code is, [          ] hereby irrevocably assigns [          ] the following powers and rights during the term of this Power of Attorney:

I hereby assigns [          ] to vote on my behalf at the shareholders' meetings of [VIE] and exercise the full voting rights as the shareholder of the company as have been given to me by law and under the Articles of Association of the company, including but not limited to, the right to sell or transfer any or all of the shares of [VIE] held by myself and designate and appoint the directors and the general manager etc of [VIE] acting as my authorized representative on the shareholders' meeting of the company.

Such authorization is based upon the condition that [          ] is acting as an employee of [wholly owned subsidiary] and [wholly owned subsidiary] agrees such authorization and designation. Once [          ] loses his title or position in [wholly owned subsidiary] or [wholly owned subsidiary] issues a written notice to dismiss or replace the designated/authorized person, I will withdraw such authorization to him immediately and designate/authorize other individual employed by [wholly owned subsidiary] to exercise the full voting rights on behalf of myself at the shareholders' meetings of [VIE].

The term of this Power of Attorney is 10 years unless the early termination of Operation Agreement jointly executed by [wholly owned subsidiary], [VIE], [individual shareholder of VIE] and me by any reason, commencing from the execution date of this Power of Attorney.

[individual shareholder of VIE] [ ]